Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83

Asterisks denote such omissions.

July 24, 2009

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Re:	Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 7, 2009

Dear Mr. West:

We have received and reviewed your letter dated June 17, 2009. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the fiscal year ended December 31, 2008

Notes to Consolidated Financial Statements

Note 8 – Securitizations

Credit Card Securitizations, page 136

1.	We have reviewed your response to prior comment four from our letter dated April 14, 2009. In your response, you state that under the Emeralds program, the Master Trust (“trust”) may issue up to $8.0 billion of Commercial Paper (“CP”). Further, we note your disclosure that the Corporation held $5.0 billion of investment grade securities in AFS debt securities issued by the trust due to illiquidity in the marketplace (indicating that you were required to buy maturity notes because the extended notes did not renew). Please tell us and revise your future filings to disclose whether the remaining $3 billion of CP issued by the trust is being rolled into new CP or if the CP has become extended notes. If extended notes, please revise to disclose your expectation with respect to whether you expect the notes to be renewed or if the Corporation will have to take on an additional $3 billion in maturity notes under its liquidity commitment. Provide us with your proposed future disclosure.

* Amount that may be issued by the trust under the Emerald CP program should have been reported as $8.8 billion.

Response:	None of the notes issued under the Emerald CP program (“Emeralds”) as of December 31, 2008 are Extended Notes or Maturity Notes. Of the $8.8 billion of Emeralds CP that was outstanding at December 31, 2008, we held $5.0 billion on balance sheet that was classified in available for sale (“AFS”) debt securities and third parties held the other $3.8 billion. As the Emeralds CP matures, we continue to offer to sell the newly-issued Emeralds CP to market participants. However, we may purchase the newly-issued Emeralds CP if it is not purchased by third parties. It is our expectation that we will continue to acquire Emeralds CP for the foreseeable future, or until the market dislocation has ended. The “illiquidity in the marketplace” that we disclosed in connection with our investment is a reference to difficulties the trust experienced in issuing Emeralds CP, principally due to negative investor sentiment toward extendible securities in general that arose during the recent market dislocations. This negative sentiment reduced but did not completely eliminate the investor base.

We do not expect any Emeralds CP to be extended nor do we expect the trust to issue any maturity notes in the foreseeable future. In future disclosures, we will clarify that the “investment grade securities” held on balance sheet are in the form of Emeralds CP. We will also disclose the total amount of CP that may be issued under the Emeralds program.

Proposed disclosure:

During 2008, the Corporation entered into a liquidity support agreement related to the Corporation’s commercial paper program that obtains financing by issuing tranches of commercial paper backed by credit card receivables to third party investors from a trust sponsored by the Corporation. Due to illiquidity in the marketplace, the Corporation held $4.7 billion and $5.0 billion of the outstanding commercial paper as of June 30, 2009 and December 31, 2008, respectively, which is classified in AFS debt securities on the Consolidated Balance Sheet. The maximum amount of commercial paper that can be issued under this program given the current level of liquidity support is $8.8 billion, all of which was outstanding as of June 30, 2009 and December 31, 2008. If certain conditions set forth in the legal documents governing the trust are not met, such as not being able to reissue the commercial paper due to market illiquidity, the commercial paper maturity dates will be extended to 390 days from the original issuance date. This extension would cause the outstanding commercial paper to convert to an interest-bearing note, and subsequent credit card receivable collections would be applied to the outstanding note balance. If any of the interest-bearing notes are still outstanding at the end of the extended maturity period, the liquidity commitment obligates the Corporation to purchase maturity notes from the trust in order to retire the interest-bearing notes. As a maturity note holder, the Corporation would be entitled to the remaining cash flows from the collateralizing credit card receivables. As of June 30, 2009 and December 31, 2008, none of the commercial paper had been extended and there were no maturity notes outstanding.

2.	Please tell us and revise your future filings to disclose whether the other liquidity providers hold debt senior to the $5.0 billion AFS debt securities you hold and quantify the amount of subordinated securities to support why you believe your investment is fully recoverable. Provide us with your proposed future disclosure.

Response:	No securities issued by the trust are senior in priority to the Emeralds CP which, as noted in our response to Comment #1, comprise all of the $5.0 billion AFS debt securities held as of December 31, 2008.

To the best of our knowledge, none of the other liquidity providers hold Emeralds CP. As of December 31, 2008, other securities issued by the trust included $62.9 billion of Class A Notes, which are pari passu in priority with the Emeralds CP, and $11.3 billion of subordinate Class B and Class C Notes. Of this amount, Class C Notes with an aggregate par value of $662 million provided support to the Emeralds CP. The Class B Notes and the remaining Class C Notes provided support to the Class A Notes. In addition, on March 2, 2009 a subordinate Class D certificate was issued that currently has a par value of $7.7 billion, $890 million of which provides support to the Emeralds CP.

In addition to the subordination provided by the Class C Notes and the Class D certificate, the recoverability of the Emeralds CP depends on the impact of various trust performance triggers. For example, as discussed in our previous letter, the trust must maintain a three-month average excess spread (that is, finance charge and fee collections minus interest expense, servicing fees and credit losses) of at least 2% to issue new Emeralds CP. If this target is not met or certain other Emeralds CP issuance criteria are not complied with, an early amortization event with respect to the Emeralds CP occurs. For trust securities other than the Emeralds CP, the trust must maintain a three-month average excess spread of at least 0% (that is, excess spread cannot be negative), or those trust securities will enter into early amortization. As a result, the excess spread performance trigger would likely cause an early amortization event with regard to the Emeralds CP before it causes an early amortization event with regard to other trust securities.

Following an early amortization event for the Emeralds CP, principal cash collections on the trust receivables that are allocable to the Emeralds CP are accumulated and used to repay the maturing Emeralds CP. For any month, the amount of principal collections allocable to Emeralds CP will vary depending primarily on the aggregate amount of actual principal collections from the trust receivables and the amount of other trust securities maturing in the twelve months following the date of measurement. For example, if there had been an early amortization event with respect to the Emeralds CP in December 2008 and no early amortization event with respect to other trust securities, principal collections allocable to Emeralds CP in January 2009 would have been sufficient to repay all outstanding Emeralds CP. As a result of this allocation of principal collections, along with the subordination of Class C Notes and Class D Certificates, the Corporation believes that our investment in Emeralds CP is fully collectible.

Please see our response to Comment #1 for our proposed disclosures.

Multi-Seller Conduits, page 139

3.	We note your disclosure regarding the collateral percentages of the Corporation’s unconsolidated conduit liquidity commitments. Please revise your future filings to also quantify the dollar amounts of collateral. Additionally, revise to state if true, that these amounts represent amounts drawn on the facility.

Response:	We will revise future filings to include the dollar amounts, in addition to percentages of collateral underlying the Corporation’s liquidity commitments to unconsolidated conduits. The disclosed amounts pertain to total commitments, not amounts drawn on the liquidity facilities. We will revise the disclosure in future filings to clarify this point.

Note 10 – Goodwill and Intangible Assets, page 142

4.	We note your response to comment 6 to our letter dated April 14, 2009 where you indicate that you use the reporting units’ economic capital as a proxy for the carrying amount for the reporting units in your goodwill impairment tests. Please respond to the following:

• Tell us in more detail how you allocated goodwill to your reporting units.

Response:	Under Statement of Financial Accounting Standards No. 141, “Business Combinations” (“FAS 141”), Bank of America allocated goodwill to the reporting units that we expected to benefit from the combined companies’ synergies. We used a pro-rata allocation based upon projections of post-acquisition net income for the affected reporting units. After the adoption of Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), and consistent with the guidance in Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“FAS 157”), we included the synergies that market participants would consider in the allocation of goodwill to the reporting units.

• If a reporting unit has more goodwill, is the economic capital allocated to it likely to increase or decrease, all other things being equal?

Response:	There is a direct relationship between the amount of goodwill attributable to a reporting unit and the amount of economic capital assigned to the reporting unit. Economic capital consists of two separate components: an amount designed to cover economic risk associated with the activities of the unit and an additional amount equal to 100% of goodwill and 20% of other intangible assets of the unit. The economic risk component is allocated to the reporting unit in proportion to its credit, country, market, operational and strategic risks to ensure a standard of solvency for the business consistent with the Corporation’s target credit rating and risk appetite. The goodwill and intangibles component largely reflects the considerable regulatory capital penalty for these assets. Because the total economic capital is directly related to the amount of goodwill assigned to the business, our capital methodology by definition provides a greater allocation to reporting units with larger amounts of goodwill.

Rule 83 confidential treatment request made by Bank of America Corporation

•            Tell us whether you reconcile economic capital to the total book value of the company as a whole, and if so, the results of this analysis. If not, tell us why you do not believe this reconciliation is necessary.

Response:	Although we compare economic capital to the total book value of the Corporation as a whole, we have not historically relied upon this comparison to manage capital levels. Instead, as discussed below, we have relied upon a comparison of economic capital to Tier 1 capital, which we view as an alternative measure of available financial resources to cover risk.

The table below sets forth our comparison of economic capital to total shareholders’ equity for the Corporation as a whole. As described in our response to the preceding bullet, total economic capital consists of two separate components: an amount designed to cover economic risk and an additional amount based on the amount of goodwill and other intangible assets of the unit.

[*** Redacted ***]

At December 31, 2008, economic capital was relatively close to the amount of total shareholders’ equity. However, economic capital may be greater than or less than total shareholders’ equity depending on the mix of assets and liabilities as well as other facts and circumstances. For example, proceeds from the issuance of common stock may be temporarily invested in cash and cash equivalents, which require no economic capital. As a result, shareholders’ equity will increase but economic capital will not.

We also allocate economic capital to the All Other segment. This segment includes our treasury function and certain non-core businesses such as Principal Investing. Approximately $1 billion of goodwill is allocated to All Other, principally allocated to a non-core trust services reporting unit based on an appraisal of that reporting unit as of October 1, 2007, the time of acquisition. At December 31, 2008, total economic capital allocated to each of the business segments was as follows:

[*** Redacted ***]

Economic capital is our internal estimate of capital required to support a reporting unit, considering that unit’s unique risk profile and its contribution to consolidated enterprise risk. We use economic capital for risk management, capital adequacy assessment and reporting unit risk-adjusted performance management purposes. The calculation methodology is applied on a consistent basis to all reporting units and is subject to internal controls and management oversight to ensure the integrity of the process.

On a quarterly basis we also compare our economic capital to Tier 1 Capital. Tier 1 Capital is another risk-based capital measure that has been adopted by the Board of Governors of the Federal Reserve System to assist in the assessment of capital adequacy of member banks. This provides us with a relevant and meaningful comparison of our internal measures to an objective regulatory measure. The comparison is made to assess whether changes in economic capital are reasonable and consistent both in terms of direction and magnitude.

•            We note your response indicates that you believe using economic capital to measure the carrying value of the reporting units is a “conservative approach” but please tell us how you concluded that this methodology would not underestimate or overestimate the carrying amount of the reporting unit.

Response:	Reporting units are not established as separate legal entities. Therefore, the Corporation does not maintain separate records based on U.S. GAAP at the reporting unit level and does not calculate total equity at the reporting unit level. However, had we maintained separate legal entity records for each reporting unit, we would have managed capital levels of the reporting units based on our current economic capital methodology, and we would have adjusted capital according to that methodology.

We believe that on an overall basis, using economic capital to measure the carrying value of the reporting units is appropriate and does not misstate the carrying value of the reporting units for the following reasons:

•        Allocations of debt and equity funding are tied closely to management’s strategic decisions on the mixture of debt and equity funding for the Corporation as a whole. The Corporation targets a debt rating of AA and therefore structures the debt/equity mix of the balance sheet to assist towards achieving both this goal and the regulatory measure of being a well-capitalized bank. As a result, we consider the target AA rating in all allocations of debt and equity across reporting units for purposes of the impairment test. The AA level of economic capital protection is provided to all reporting units on a consistent basis.

•        Economic capital is a calculation of through-the-cycle unexpected loss as opposed to an incurred loss model for US GAAP. It is based on through-the-cycle measures of default probability on our credit exposures. In stressed economic times this results in a conservative measure as economic capital may be higher than historical U.S. GAAP book equity. For example, an incurred loss model would reduce equity for any losses inherent in the asset base, whereas the economic capital methodology would increase the amount of allocated capital. As a result, when comparing the fair value of the reporting unit to the carrying value in Step 1 of the impairment test, the use of total assigned economic capital reduces the difference between fair value and carrying amount in a stress situation. A reporting unit that is experiencing stress will likely see a decline in fair value. Additionally, the carrying amount will rise due to an increased allocation of economic capital subject to any changes made by management related to the overall risk profile of such reporting unit. The higher capital allocation is a result of changes in the debt/equity mix required to maintain a structure consistent with a AA rating. Because the carrying amount rises in a stress situation, it is a conservative measure since it raises the hurdle required to pass Step 1 of the impairment test.

•            We note your response indicates that you update economic capital on a quarterly basis. Please tell us whether the values determined vary significantly from quarter to quarter, and if so, why you believe this is appropriate and consistent with the guidance in paragraphs 32-33 of SFAS 142.

Response:	The U.S. GAAP-based carrying values of tangible and intangible assets and liabilities (aside from debt which is allocated as further discussed below) are reflected in the balance sheet of a reporting unit if they will be employed in the operations of that reporting unit. Additionally, corporate assets may also be reflected in the balance sheet of a reporting unit if those assets are considered part of the value of that reporting unit. Using the economic capital methodology, we determine the amount of economic capital required based on the risk profiles of the assets and liabilities of the respective reporting unit. As noted above, this proxy for the carrying value represents the amount that would be required to maintain a AA rating if the reporting unit were hypothetically a standalone entity. Furthermore, since our economic capital allocation methodology is derived from the target AA rating, it therefore implies that the remaining funding for a reporting unit is provided through debt. We believe that the overall approach noted above is consistent with the guidance in paragraphs 32 and 33 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”).

It is possible that the economic capital assigned to a reporting unit could vary significantly from quarter to quarter, but this would be due to structural changes in a reporting unit’s underlying risk profile, such as portfolio growth, changes in a portfolio’s credit quality or increased market volatility. For example, portfolio growth would naturally lead to a proportionate increase in the economic capital and therefore the carrying value of a reporting unit. This is because the debt-to-equity ratios are applied in order to maintain capital protection consistent with a AA rating. Likewise, a decrease in a portfolio’s credit quality would increase the reporting unit’s risk and therefore also increase the allocated economic capital and carrying value. Since economic capital is assigned to the particular assets and liabilities employed in the reporting unit, relating to the operations of the reporting unit and considered in determining the fair value of the reporting unit, we believe that the methodology is consistent with the guidance in paragraphs 32-33 of FAS 142. We further believe that quarterly variations in economic capital attributable to changes in assets or liabilities, the risks underlying the assets and dynamic business issues are appropriate.

•            Tell us in more detail how you concluded that the economic capital amount represented a good proxy for the carrying value of each reporting unit. For example, as the various risks change for each reporting unit, the economic capital amount would change accordingly. How did you conclude that the carrying values of the assets in the reporting unit, had the legal books been separately maintained at that level, would change similarly, particularly since the carrying value of the reporting unit would likely be based on a mix of fair value and amortized costs measurements?

Response:	As previously noted, separate US GAAP books are not kept at the reporting unit level, and therefore we must utilize another methodology that allocates debt and equity to the reporting units in a reasonable, reliable and consistent manner. This allocation methodology (i.e., using economic capital) is derived from the Corporation’s target rating of AA. Using the capital requirements for a AA rating is a reliable benchmark that is consistently applied among the various reporting units and over time.

If our reporting units were each operating as independent entities, compliance with regulatory capital requirements and attainment of a AA rating would dictate the appropriate capital levels. We believe our economic capital allocation methodology mimics the hypothetical capitalization requirements that the market would impose if each of our reporting units were separate legal entities trying to maintain such ratings. As various risks change for each reporting unit, the debt/equity mix is adjusted quarterly in order to maintain a capital structure that is consistent with a AA debt rating. An increase in economic capital therefore represents an increase in the carrying value of the reporting unit. If we had maintained separate US GAAP books for each reporting unit, we further believe hypothetical capital contributions or dividend withdrawals would also have been allocated in a manner consistent with this approach irrespective of whether the associated assets were carried at fair value or amortized cost.

• Tell us how any off-balance sheet risk, if any, is incorporated in the economic capital values, and how you concluded that any effect is appropriate.

Response:	Economic capital is our internal measurement of the risk-based capital required for each business and is used as a risk management tool. The economic capital allocation to each reporting unit considers risks associated with both on-balance sheet assets and off-balance sheet exposures. Examples of off-balance sheet risks that are captured in our methodology include credit risk associated with unfunded commitments or lines of credit; certain guarantees and letters of credit; derivatives; operational and strategic risk; and interest rate risk. Reporting units with greater levels of off-balance sheet risk will receive greater economic capital allocations to reflect this risk. When measuring risk, we consider both the probability of default (“PD”) and the exposure at default (“EAD”). The PD is the likelihood that a loan, portfolio of loans, or other financial instruments will not be repaid in full. The EAD considers the amount currently on the balance sheet as well as an estimate of the future exposure due to the settlement of off-balance sheet risks. In accordance with the Corporation’s consistent approach towards economic capital, the implied debt funding for such a reporting unit is less when off balance sheet risks are present, resulting in a higher allocation of economic capital and thus higher carrying value for the reporting unit, which is therefore more conservative in the Step 1 test. If the reporting unit were a hypothetical standalone entity, the regulatory capital requirements would have a similar effect, therefore, we believe the effect of the direct relationship between off balance sheet risks and economic capital is appropriate.

•            Tell us in more detail how you believe you can perform Step 2 of the goodwill impairment analysis when for purposes of Step 1 of the goodwill impairment test you are not actually considering the separate assets and liabilities of the reporting unit, but are instead just calculating the economic capital amount as a proxy.

Response:	As indicated in the response above, the US GAAP-based carrying values of specific assets and liabilities are reflected in the balance sheet and maintained as part of the reporting units based on and consistent with operations of the separate reporting units. The economic capital allocation process identifies the required equity and debt to establish the complete balance sheet of the reporting unit, in compliance with the assignment methodology in paragraph 33 of FAS 142. Step 2 of the goodwill impairment analysis is performed by determining the fair value of the reporting units’ balance sheets based on the specifically assigned assets (including goodwill and intangibles) and liabilities for that reporting unit consistent with the approach taken in a purchase price allocation. The valuation also includes the fair value of any debt assigned to the reporting unit as part of the economic capital consistent with FAS 142.

5.	We note your response to prior comment 6 to our letter dated April 14, 2009 where you provide information about the fair values and carrying values of your reporting units as of June 30, 2008 and October 31, 2008. Please respond to the following:

Background Information:

Consistent with previous years, Bank of America tested its goodwill for impairment in accordance with FAS 142 annually. This test is typically done as of June 30, and we historically determined the fair value of the reporting units using the income approach, or specifically the discounted cash flow method. The reporting units’ net income was estimated using a historical five year average adjusted for the growth rate of that business and a terminal value was estimated. Then, the net present value using an appropriate rate of return was calculated.

Prior to the deterioration of the economy in 2008, Step 1 of the goodwill impairment test had generally passed with a comfortable margin of excess fair value over carrying value for each reporting unit. As a result of this recession, the related market dislocation and the effects they were having on our reporting units and the financial services industry as a whole, we determined it would be prudent to perform an interim goodwill test for all reporting units as of October 31, 2008. Additionally, we sought the expertise of an independent valuation consultant when it became clear that the margin of excess of fair value over carrying value had eroded, particularly in the MHEIS and Card Services reporting units, and more precision in the estimates of fair value would be required.

Although the income approach that Bank of America had been using until June of 2008 is a generally accepted valuation approach, the market approach, which we began using with the October 31, 2008 goodwill analysis has several advantages, including incorporating the effects of value on earnings, cash generation, and stockholders’ equity, while also considering the economy, the industry and the position of our reporting units within the industry. The specific method used, known as the Guideline Public Company Method, provides an estimate of fair value by applying observable multiples for similar companies to earnings and equity. Calculating the value of the reporting units based on earnings multiples provided estimates that were generally not dissimilar to those of the income approach that the Corporation used previously. Pages 11 and 12 of the independent valuation expert’s October 31, 2008 Valuation Report included in the Supplemental Information referenced in our response to Comment #9 below, contain a description of the generally accepted valuation approaches considered by the Corporation.

Whatever method is used to estimate fair value, judgment is required as the model inputs must be based on data that is most comparable and relevant to the particular reporting unit. The overall uncertainty in the global financial markets since 2008 has caused price volatility and asset illiquidity. Additionally, hardships imposed by this recession on the American consumer have led to abnormal credit losses, particularly in businesses such as mortgages and credit cards, leading to difficulties in projecting earnings in the future. Generally, for the October 31, 2008 analysis, we used the following key assumptions, which we believe market participants would also consider in the determination of fair value:

•       Earnings of the reporting unit were typically based on trailing twelve months of income as of October 31, 2008, normalized to exclude significant unusual or non-recurring items such as a large transaction like Visa’s initial public offering which impacted certain of our reporting units.

• Total book equity was based on economic capital as discussed in the response to Comment #4.

• Tangible equity equaled the total book equity less goodwill and other intangibles allocated to the reporting unit.

•       We primarily considered the price to earnings multiples, rather than equity multiples because we believe an earnings multiple is typically a more appropriate indicator of fair value than multiples based on equity.

•       We used judgment in selecting market comparables and in some cases selected the lower quartile, median, or upper quartiles, depending on the reporting unit’s profitability measures in relation to the comparable companies.

• When the trailing twelve months of earnings were skewed due to unusual market conditions, dislocations or abnormally high credit costs, we used projected earnings.

As we refined the process of fair value estimation for the reporting units, we challenged and modified certain assumptions and analyses, and in some cases made changes that improved the accuracy of prior fair value estimation models. These corrections and refinements (which are discussed in further detail where relevant) when considered individually or in the aggregate would not have altered our final conclusions.

•            Tell us why the fair value of the Business Lending reporting unit increased by $5.7 billion from June 30, 2008 to October 31, 2008. As part of your response, discuss any specific key assumptions that changed and why, as well as whether there were any changes to the valuation techniques used. If the valuation technique changed, tell us whether you investigated further as to whether the increase in fair value was appropriate, and would have resulted had a similar methodology been used from period to period.

Rule 83 confidential treatment request made by Bank of America Corporation

Response:	We changed the valuation methodology for all of our reporting units during this period. We used the income approach at June 30, 2008 and the market approach at October 31, 2008 as discussed in more detail in the “Background Information” above. This change did not significantly contribute to the increase in fair value of the Business Lending (“BL”) reporting unit. As discussed below, the increase in fair value of BL was due principally to the use of a price-to-earnings (“PE”) ratio at June 30, 2008 that was impacted by the inclusion of negative PE ratios for certain comparable companies, combined with an increase in base net income.

[*** Redacted ***]

The table below sets forth the original calculation of June 30, 2008 average PE ratios for comparable companies:

	Price 6/30/2008	Market Multiples: Price/Earnings					Five-Year Average
Ticker		2004	2005	2006	2007	2008E
BBT	22.77	14.28	13.68	12.68	7.18	8.20	11.20
WFC	23.75	15.11	29.83	14.22	9.98	11.24	16.08
USB	27.89	13.46	12.89	12.68	11.48	12.18	12.54
STI	36.22	13.88	13.69	14.67	8.81	12.44	12.70
NCC	4.77	9.56	11.78	11.16	9.35	(5.97)	7.18
KEY	10.98	13.38	13.10	11.63	5.08	(6.21)	7.40
WB	15.53	12.63	12.60	11.03	4.55	(21.87)	3.79
C	16.76	11.51	12.27	12.07	23.28	(17.17)	8.39
JPM	34.31	11.70	14.25	12.67	7.83	13.56	12.00

Average		12.83	14.90	12.53	9.73	0.71	10.14

This table sets forth the revised calculation of June 30, 2008 average PE ratios for comparable companies, excluding negative values:

	Price 6/30/2008	Market Multiples: Price/Earnings					Five-Year Average
Ticker		2004	2005	2006	2007	2008E
BBT	22.77	14.28	13.68	12.68	7.18	8.20	11.20
WFC	23.75	15.11	29.83	14.22	9.98	11.24	16.08
USB	27.89	13.46	12.89	12.68	11.48	12.18	12.54
STI	36.22	13.88	13.69	14.67	8.81	12.44	12.70
NCC	4.77	9.56	11.78	11.16	9.35		10.46
KEY	10.98	13.38	13.10	11.63	5.08		10.80
WB	15.53	12.63	12.60	11.03	4.55		10.20
C	16.76	11.51	12.27	12.07	23.28		14.78
JPM	34.31	11.70	14.25	12.67	7.83	13.56	12.00

Average		12.83	14.90	12.53	9.73	11.52	12.31

Rule 83 confidential treatment request made by Bank of America Corporation

At October 31, 2008, we used the market approach, specifically the Guideline Public Company method, to calculate the fair value of BL after consultation with the independent valuation experts. [*** Redacted ***] The earnings multiple of 13.31 equals the lower quartile of PE ratios as of October 31, 2008 for nine financial institutions which were selected by the independent valuation experts based principally on the relative size of their commercial loan portfolios to total loans and total assets. These companies were considered to be a better proxy for BL than the larger U.S. financial institutions used in the June 30, 2008 valuation because their business mix includes a greater proportion of commercial lending activity. We utilized the lower quartile of market multiples because certain profitability ratios of the reporting unit, specifically return on assets and return on equity, were lower than those of the comparable companies. [*** Redacted ***] We assigned a weighting of 100% to the calculation of fair value based on earnings, consistent with our view that an earnings multiple is typically a more appropriate indicator of fair value than multiples based on equity.

We have summarized in the table below the assumptions used in the original fair value calculations plus two alternative calculations: the income approach as of June 30, 2008 using the revised PE ratio, as described above, and the income approach as of October 31, 2008 using the same PE ratio and base net income as used in the market approach.

[*** Redacted ***]

•            Tell us why the fair value of the Columbia Management reporting unit increased by $2.4 billion from June 30, 2008 to October 31, 2008, particularly in light of the fact that the carrying amount of the reporting unit decreased by $1.7 billion during the same time period. Discuss any specific key assumptions that changed and why, as well as whether there were any changes to the valuation techniques used. If the valuation technique changed, tell us whether you investigated further as to whether the increase in fair value was appropriate, and would have resulted had a similar methodology been used from period to period.

Rule 83 confidential treatment request made by Bank of America Corporation

Response:	As previously noted in the “Background Information” section above, we changed the valuation methodology for all of our reporting units during this period. We used the income approach at June 30, 2008 and the market approach at October 31, 2008. This change did not significantly contribute to the increase in fair value of the Columbia Management (“CM”) reporting unit as discussed below. However, after further consideration, there were certain amounts and assumptions included in the original impairment analysis for CM that we feel should be modified to improve the analysis. These items, which are discussed below, resulted in the fair value of CM appearing to be overstated and the carrying amount appearing to be understated at October 31, 2008. Nevertheless, had the correct assumptions been used, CM would still have passed Step 1 by a comfortable margin.

At June 30, 2008, we used the income approach, specifically a discounted cash flow method, to calculate the fair value of CM in accordance with our historical practice. [*** Redacted ***] Base net income represented historical average CM net income, including actual net income from 2004 through 2007 plus projected net income for 2008. Actual net income in 2007 and projected net income for 2008 were negatively impacted by financial support provided by the Corporation to the Columbia-managed cash funds. This expense, which was allocated to the CM reporting unit, is not considered to be a part of the typical operating results of CM. Based on discussions with the independent valuation experts, we concluded that it would be appropriate to add this expense back to earnings to determine a normalized base net income for purposes of determining the fair value of CM. [*** Redacted ***] The average PE ratio was based on historical PE ratios for nine comparable investment management companies, including actual PE ratios for the years 2004 through 2007 plus projected PE ratios for 2008.

At October 31, 2008, we used the market approach, specifically the Guideline Public Company method, to calculate fair value of CM after consultation with the independent valuation experts. [*** Redacted ***] Base net income reflects actual results for the twelve months ending October 31, 2008 plus an adjustment to exclude the expense associated with financial support provided to the cash funds. [*** Redacted ***] The PE ratio utilized was 13.89, which is significantly lower than the PE ratio used at June 30, and represents the median PE ratio based on October 31, 2008 PE ratios for fourteen comparable companies selected by the independent experts. Consistent with our market analysis at October 31, 2008 for the other reporting units, we excluded the PE ratios for two of the companies which had negative earnings. We used median market multiples because certain profitability ratios of the reporting unit, specifically return on assets and return on equity, compared favorably to the median returns of the comparable companies. [*** Redacted ***] We assigned a weighting of 100% to the calculation of fair value based on earnings, consistent with our view that an earnings multiple is typically a more appropriate indicator of fair value than multiples based on equity.

Rule 83 confidential treatment request made by Bank of America Corporation

In our written response to you dated May 7, 2009, the amounts reported as carrying amounts for reporting units within the Global Wealth and Investment Management (“GWIM”) segment were incorrectly stated. The amounts in our response reflected the carrying amounts as published in the summary report prepared by the independent valuation experts. However, these amounts incorporated an incorrect allocation of certain goodwill components to the reporting units within GWIM. [*** Redacted ***]

We have summarized in the table below the assumptions used to determine the fair value of CM plus a revised October 31, 2008 summary which includes fair value calculated using the correct base net income and the correct carrying value of the reporting unit. We have also included two alternative calculations of fair value: the income approach as of June 30, 2008 using the normalized net income, as described above, and the income approach as of October 31, 2008 using the same PE ratio and base net income as used in the revised market approach.

[*** Redacted ***]

•	In light of the thin cushion between the fair value and carrying value of the Capital Markets and Advisory Services reporting unit as of October 31, 2008, please tell us why you did not perform Step 2 of the goodwill reporting analysis. In this regard, we note that under a “stressed” scenario that you performed for other reporting unit(s) (i.e. Card Services), it appears quite likely this reporting unit would fail Step 1 of the goodwill impairment test.

Response:	We did not perform Step 2 of the goodwill impairment analysis for the Capital Markets and Advisory Services reporting unit (“CMAS”) as of October 31, 2008 because the calculation of CMAS fair value was originally based on very conservative assumptions, as discussed below. We therefore concluded that CMAS passed Step 1 and, accordingly, Step 2 was not required.

Rule 83 confidential treatment request made by Bank of America Corporation

At October 31, 2008, we used the market approach, specifically the Guideline Public Company method after consultation with the independent valuation experts, to calculate the fair value of CMAS. Within this approach, three estimates of fair value were calculated based on earnings multiples, tangible common equity multiples, and total book common equity multiples weighted 33%, 33% and 34%, respectively. We did not assign a weighting of 100% to the calculation of fair value using the earnings multiple due to ongoing dislocations in the capital markets contributing to uncertainty as to future earnings of the reporting unit. [*** Redacted ***] In addition, we utilized the lower quartile of market multiples because certain profitability ratios of the reporting unit, specifically return on assets and return on equity, were lower than those of the comparable companies.

[*** Redacted ***] The base net income amount reflected projected 2009 results exclusive of any net income expected to be generated from the acquisition of Merrill Lynch. The PE ratio equals the lower quartile of PE ratios for six public companies selected by the independent valuation experts which were representative of the CMAS business. Two of these companies had negative earnings and their PE ratios were excluded from the calculation, consistent with the analysis for other reporting units. [*** Redacted ***]

The calculation of fair value using equity multiples was also based on the lower quartile of market multiples for the six comparable companies but without a 20% discount. The tangible common equity and total book common equity multiples used to calculate fair value at October 31, 2008 were 0.94 and 0.72, respectively. These multiples are significantly lower than historical multiples for the comparable companies due to the stressed market conditions at October 31, 2008 as indicated in the table below. As a result, we did not believe that we needed to further discount those multiples.

	Tangible Common Equity Ratio				Book Common Equity Ratio
Ticker	10/31/08	12/31/07	12/31/06	12/31/05	10/31/08	12/31/07	12/31/06	12/31/05
GS	0.9	2.5	3.0	2.6	0.8	2.4	2.7	2.2
MS	0.6	1.9	2.7	2.2	0.5	1.9	2.5	2.1
JEF	1.4	1.7	2.4	2.5	1.2	1.6	2.0	2.0
PJC	1.1	1.4	1.8	1.8	0.7	0.9	1.3	1.1
RJF	1.5	2.3	2.5	2.4	1.5	2.2	2.4	2.3
SF	2.5	2.5	2.3	2.7	2.0	1.9	2.1	2.4
Multiples
Lower quartile	0.9	1.8	2.3	2.3	0.7	1.7	2.0	2.0
Median	1.2	2.1	2.5	2.5	1.0	1.9	2.3	2.2
Average	1.3	2.1	2.5	2.4	1.1	1.8	2.2	2.0

If we had used less conservative market multiples, the calculated fair value of CMAS would have been significantly higher. For example, the table below sets forth the calculation of fair value using median or average multiples for the comparable companies at October 31, 2008, as compared to the lower quartile.

Rule 83 confidential treatment request made by Bank of America Corporation

[*** Redacted ***]

We believe that the market multiples used in calculating the fair value of CMAS are sufficiently conservative such that additional valuations under a stressed scenario are not necessary. We also note that a substantial majority of the assets and liabilities of CMAS are either carried at fair value or are short-term in nature, such that a Step 2 analysis would not yield a fair value for CMAS that was significantly different than the current carrying amount. Accordingly, we concluded that CMAS had passed Step 1 and, therefore, Step 2 was not required and would not produce a meaningfully different result.

•            Your response indicates that you used the income approach to determine the fair values of each of your reporting units as of June 30, 2008. Your response also notes that due to market conditions, you determined that an alternative valuation to the income approach, the market approach, would provide further validity of the fair values of the reporting units as of October 31, 2008. Please clarify whether you used both the income and market approach as of October 31, 2008, and if so, the weighting of each approach, or whether you solely used the market approach. To the extent that you only used one valuation technique, tell us how you concluded this was appropriately, particularly in light of the guidance in paragraph 19 of SFAS 157 and given your historical practice of using an income approach to determine the fair value of your reporting units.

Response:	During the fourth quarter of 2008, we saw a distinct drop in the price of our stock. Many factors influenced the decline in stock price, including: the U.S. Treasury’s ultimate decision to not use TARP money to purchase risky assets; below-consensus third quarter earnings; the announcement of a dividend cut; and investor concern over the upcoming integration of Merrill Lynch. The average stock price for November was $17.17, for the second quarter YTD was $37.23, for the third quarter YTD was $34.71, and for November YTD was $32.31. Based upon these average prices and outstanding shares at the end of each period, our market capitalization was $86.2 billion, $165.8 billion, $158.4 billion, and $162.1 billion, respectively (NOTE: on October 7, 2008 we sold approximately 455 million common shares for approximately $9.8 billion). As a result of this, we made the decision to update our goodwill analysis as of October 31, 2008, which would allow time for a fourth quarter review of goodwill.

For this updated analysis, we focused solely on the market approach for the reasons discussed in the “Background Information” section above. After consultations with the independent valuation experts, and consistent with the guidance in paragraph 19 of FAS 157, which states, “Valuation techniques that are appropriate … shall be used to measure fair value” we concluded that it was more appropriate to focus our efforts using a market approach as of October 31, 2008. Additionally, in estimating the fair values of the reporting units, we believe that a market participant would have followed a consistent approach to ours given the economic facts and circumstances that existed at the time and their impacts on our stock price.

6.	We note your response to prior comment 6 to our letter dated April 14, 2009 where you discuss that as of December 31, 2008 you only performed an impairment test on the Mortgage, Home Equity and Insurance Services (MHEIS) and Card Services reporting units. Please elaborate on your decision to only test these two reporting units for impairment in light of your approximate $40 billion decline in market capitalization (or approximately 40% decline in value) from October 31, 2008 to December 31, 2008. In this regard, we note that the fair values of these two reporting units only declined by approximately $5 billion at those two dates. As part of your response, please discuss the factors and reporting units that you believe were the cause of the decline in market capitalization, and how you concluded that it was reasonable not to test any of the other remaining reporting units for impairment as of December 31, 2008.

Response:	In addition to the items noted in the response to the fourth bullet of Comment #5, as we continued through the fourth quarter into November and December, it became more evident that consumer credit losses were increasing. A December 1, 2008 announcement by the National Bureau of Economic Research that we were in a recession coincided with a one day drop of approximately 9% in the S&P 500. Additionally, over 530,000 jobs were lost in the month of November, the largest one month drop since 1974, as unemployment reached 6.7%, while November home prices and sales continued to decline and foreclosures continued to rise at historic levels. Financial services industry analysts were predicting further dividend cuts, and coupled with the uncertainty as to the direction of a new Administration and Treasury Secretary, investors became increasingly concerned that the government might nationalize financial institutions. In response to these factors the stock market dropped significantly in the fourth quarter of 2008, which we viewed as primarily due to investor reaction driven by fear and an overly negative media that fed this investor reaction, rather than by valuation fundamentals.

Based upon the continued struggles of the American consumers in the fourth quarter of 2008, industry difficulty in accurately estimating home values thereby exacerbating the market dislocation and loss scenarios, and pending Unfair or Deceptive Acts or Practices credit card legislation, we and our industry counterparts viewed consumer focused reporting units as stressed. Accordingly, when considering the reaction of investors noted above, we viewed the drop in market capitalization as driven by our consumer focused businesses and considered it appropriate to update the October 31, 2008 analysis for the MHEIS and Card Services reporting units.

During these times, we do not believe that the total market capitalization of Bank of America is reflective of the sum of the fair values of the individual reporting units. For example, when considering our 2008 year-end position as a leading U.S. depository bank, a leading U.S. mortgage originator and servicer, and a leading worldwide credit card issuer, it is entirely reasonable to conclude that a point in time market capitalization amount (for example, market capitalization of approximately $71 billion and $44 billion at December 31, 2008 and March 31, 2009, respectively) is not reflective of the fair values of these reporting units. Instead, it is reasonable to conclude that the fair values of these reporting units would far exceed the calculated market capitalization in a dislocated market. In his testimony before Congress on July 16, 2009, former Treasury Secretary Henry Paulson described the financial markets at the time to be driven by “fear and uncertainty,” and we agree that these markets were distressed and certainly not indicative of fair value. Additionally, consideration should be given to the fact that in accordance with our preferred stock issuances under the TARP Capital Purchase Program, we are prohibited from paying a quarterly common dividend greater than $.01 per share, which impacts our common stock price. Accordingly, based on our interpretation of the guidance in paragraphs 23 and 25 of SFAS 142, we do not believe that a reconciliation of reporting units’ fair values to total market capitalization is necessary. Instead, we believe our focus on the long-term view of fair value is more appropriate and supportable. To this point, and as exemplified above, the sum of individual exit prices of our reporting units would far exceed our recent market capitalization.

Rule 83 confidential treatment request made by Bank of America Corporation

7.	We note your response to prior comment 6 to our letter dated April 14, 2009 where you discuss your methodology used to perform Step 2 of the goodwill impairment test for Card Services. On page 16 of your response, you indicate the key methodology used. Tell us how in determining the fair value of the reporting unit for Card Services as described on pages 16-17 you ensure not to double count any assets. Please ensure your response discusses the specific processes entailed, and how this methodology interacts with the use of the economic capital approach in coming up with the carrying value of your reporting units.

Response:	In performing Step 2 of the goodwill impairment test, we believe that one area a double count of assets could occur is in the valuation of intangibles. Specifically, in the Card Services Step 2 analysis, a double count could occur in the valuation of the purchased credit card relationship (“PCCR”) intangible and the contract (affinity) rights intangible. In the Card Services Step 2 analysis at December 31, 2008, the PCCR was fair valued using the discounted cash flow (“DCF”) method. This analysis captured the future economic benefit associated with the relationship between the Corporation and its existing cardholders. For the contract rights intangible, we determined that the period end net book value of the contract rights, which was an intangible recorded in the January 1, 2006 acquisition of MBNA, approximated the current fair value. The contract rights intangible fair value recognized in the purchase accounting of the MBNA acquisition was prepared by Bank of America’s and MBNA’s personnel after consultation with an independent third party with expertise in valuations. We did not believe that a separate DCF method fair valuation for contract rights was warranted at the time as we concluded that the mix of affinity partners had not significantly changed since the MBNA acquisition. [*** Redacted ***] Based on our valuation of these intangibles at December 31, 2008, we do not believe a double count of assets occurred.

Rule 83 confidential treatment request made by Bank of America Corporation

As noted in our previous response letter, we used an independent valuation expert to perform a review of Card Services’ Step 1 and Step 2 goodwill tests as we believed it was prudent to obtain an independent review of the assumptions and methodology utilized in the analyses. Based upon that review, we refined our methodology and fair valued both the PCCR and contract rights using the DCF method in performing our first quarter 2009 goodwill impairment tests. In the valuations of these intangibles, the cash flows for each intangible asset were isolated and valued separately to ensure no double count of the assets. Specifically, we captured the future economic benefit associated with the relationship between the Corporation and its existing cardholders in the PCCR valuation excluding any incremental benefits associated with existing customers in the affinity programs. For the contract rights valuation, we separately captured the estimated future economic benefits associated with the rights to future cash flows generated from both new and existing customers enrolled in Bank of America’s affinity programs. [*** Redacted ***]. The primary reason for the change in the fair values of PCCR and contract rights from our December 31, 2008 analysis is due to identifying cash flows in the PCCR valuation which should have been attributed to the contract rights. In total these intangible values decreased by approximately 25% from December 31, 2008 to March 31, 2009, primarily attributable to increased loss projections.

As noted in our response to Comment #4, in determining the economic capital of a reporting unit, all intangible assets of the reporting unit are incorporated. The respective reporting unit’s economic capital allocations are updated quarterly.

8.	We note your response to prior comment 6 to our letter dated April 14, 2009 where you discuss the sensitivities of performing Step 2 of the goodwill impairment test for MHEIS and the fact that the loans and debt are the most sensitive and material fair values. On page 23 of your response, you discuss that the estimated fair value of the loan portfolios is intended to approximate an exit price that a marketplace participant would pay in an orderly transaction, including a market liquidity discount. However, based on disclosures made in the pro forma financial statements filed for Countrywide, your disclosure indicates that the non-impaired loans were recorded at the present value of amounts to be received at current interest rates, with the allowance also carried over. Please clarify how the Step 2 goodwill impairment test was performed and discuss whether you believe it was similar to how the original purchase price allocation was performed for the Countrywide acquisition.

Response:	As detailed on page 15 of our response to your letter dated April 14, 2009, in Step 2 of the goodwill impairment test for MHEIS, we calculated an interest rate mark on the home equity loan portfolio, including the non-impaired and the impaired loans, by calculating the present value of the loans at current interest rates. The value obtained after adjusting for the interest rate mark was further adjusted for the allowance for loan losses on the non-impaired loans and the valuation adjustment on the impaired loans. The methodology utilized is in accordance with FAS 141, paragraph 37b. This approach is also consistent with the purchase accounting allocation performed for the Countrywide acquisition.

As you noted, on page 23 of our response, we indicated that the estimated fair value of the loan portfolios is intended to approximate an exit price that a market participant would pay in an orderly transaction, including a market liquidity discount. However, this description was inadvertently included as it was not the methodology we used for Step 2 of the goodwill impairment test as of December 31, 2008, which we described in the preceding paragraph of our response. In performing Step 2 of the goodwill impairment analysis as of March 31, 2009, the estimated fair value of the loan portfolio was intended to approximate an exit price that a market participant would pay in an orderly transaction, consistent with FAS 141R paragraphs 20 and A57.

9.	We note your response to prior comment 6 to our letter dated April 14, 2009 where you indicate that you engaged an independent third party to assist in performing the goodwill impairment tests. Please supplementally provide us with a copy of the valuation reports issued by the valuation firm for the tests performed as of October 31, 2008 and December 31, 2008.

Response:	We are providing the requested information supplementally to the Staff (the “Supplemental Information”) under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

10.	We note your response to prior comment 6 to our letter dated April 14, 2009 where you indicate that you compared the market capitalization of the Company to the total fair value of the reporting units in the fourth quarter of 2008, and that the analysis indicated control premiums ranging from 48% to over 100% depending on the dates incorporated into the analysis. Please tell us whether, and how, the “All Other” reporting unit was considered in this analysis in light of your disclosure on page 12 of the response where you do not appear to have fully determined the fair value of this reporting unit. Furthermore, please provide a more detailed response regarding your analysis of the implied control premium range of 48% to over 100% including both qualitative and quantitative supporting analysis.

Response:	As summarized in Exhibit 1 of the independent valuation expert’s October 31, 2008 Valuation Report included in the Supplemental Information, the fair value of All Other was not considered in the implied control premium range. Accordingly, its inclusion would have increased the range of implied control premium above the market capitalization of the Corporation.

When considering the specific control premiums for each of our individual reporting units, ranging from 20% to 40%, utilized in estimating their fair values, one might conclude that the Corporation’s implied control premium of 48% to over 100% for all of our reporting units above our market capitalization should not exceed 40%. Assuming no additional premium for the ability to control a diverse set of reporting units and during normal economic times, this may be a more realistic relationship. However, throughout the fourth quarter of 2008 and to date in 2009, there has been considerable stress on the economy and the markets resulting in the total market capitalization of Bank of America not being reflective of the fair values of the individual reporting units. As previously discussed in the response to Comment #6 and as discussed in the response to Comment #15, significant uncertainty exists regarding the economy and the impact of the government’s actions on the financial services industry, including Bank of America. Accordingly, we believe that investors will attempt to protect their near term prospects by moving out of stocks, resulting in lower stock prices that are not necessarily indicative of longer term fair value, but rather a dislocated market. These factors, whether real or perceived, do not have a direct correlation to the long-term value of the Corporation as a whole and its underlying reporting units. We believe that particularly in these times that judgment in applying paragraphs 23 and 25 of FAS 142 should be based upon detailed knowledge of the operations of a business and the Corporation’s long-term value versus a single metric such as an implied control premium which may not be meaningful or relevant.

When considering a recent study by Factset Mergerstat, the premium paid in the Banking and Finance industry during 2008 for acquisitions was about 64% compared to 36%, 30%, 34%, and 31% in 2007, 2006, 2005, and 2004, respectively. Based upon the significant jump in the 2008 premium compared to historical premiums, it is evident that significant control premiums were being considered, which were reflective of the long-term value of the acquirees as compared to the market value resulting from a market that had been severely distressed over a short duration. Accordingly, we do not believe it is unreasonable to have an implied control premium that ranges from 48% to over 100% given the many different businesses of Bank of America and when considering the unique current environment.

Additionally, it is important to note that as investors anticipate an end to the current recession, analyst support for our stock has increased. Although our stock price continued to decline in the first quarter of 2009, it has begun to rebound and is currently one of the top 2009 performers among commercial banks as nationalization concerns have eased and investors are starting to anticipate a turnaround in the economy. Additionally, several analysts have a target price of $25 to $30 per share in the next twelve months implying a market capitalization over $200 billion. Again, this further supports that temporary market capitalization decreases should not equate to an immediate impairment of goodwill. Conversely, long-term economic impacts that decrease the value of a business would necessitate re-assessing its fair value, and could result in an impairment of goodwill.

Rule 83 confidential treatment request made by Bank of America Corporation

11.	We note your response to prior comment 7 in our letter dated April 14, 2009 where you discuss the significant assumptions for MHEIS and Card Services. Please respond to the following:

•            You state that the annual growth rate assumed for both MHEIS and Card Services was based on management’s long-term projections. Please tell us what your historical growth rate was for each of these reporting units over both a 5 year and 10 year period.

Response:	The annual 10% growth rate assumption in the annual goodwill impairment test at June 30, 2008 was based on management’s long-term projections of net income for the Corporation. Provided below are historical cumulative annual revenue and net income growth rates for MHEIS and Card Services. Based on the information provided below, we concluded that using a 10% growth rate assumption was conservative and reasonable for purposes of the June 30, 2008 goodwill impairment analysis.

The consumer real estate business, which is what primarily composes MHEIS today, was not a separate reporting unit until 2005. For the purposes of providing historical growth rate data, we combined the Mortgage and Home Equity businesses that were reported in 2004. Prior to 2004, this business was included in the Consumer and Commercial Banking segment, and no similar separate financial information was available for the MHEIS business. As there was no information available prior to 2004 for the MHEIS reporting unit as it existed in 2008, we compiled and used the five year historical average.

[*** Redacted ***]

Card Services was not a separate reporting unit until 2004. Prior to that time, the card business was included in the Consumer Products reporting unit. In addition, the Merchant Services business was transferred from Card Services to another reporting unit in 2007. Therefore, for the requested Card Services historical data, we compiled the five and ten year historical averages based on internal reports for the card business in years prior to Card Services being a separate reporting unit and excluded the Merchant Services business.

[*** Redacted ***]

Rule 83 confidential treatment request made by Bank of America Corporation

•            You state that the base cash flow for MHEIS were based on the net income for the twelve months ending June 30, 2008 with a normalized provision for loan losses which was calculated based on total assets of MHEIS as of June 30, 2008 and the weighted average percentage ratio of the provision to total assets for the 2005, 2006 and 2007. Please tell us whether you assumed this normalized provision for all of the 10 years of the projected cash flows. If so, please tell us how you concluded this is reasonable given the known or likely knowable stresses that will occur over this 10 year future period.

Response:	The normalization of the provision for loan losses for MHEIS was included in the base year cash flows for this reporting unit and therefore also in the ten years of projected cash flows since the base year cash flows are used to project the next ten years of cash flows at a certain growth rate. The weighted average percentage ratio of the provision to total assets for 2005, 2006 and 2007 is based on a greater weighting of 2007 when we started experiencing an elevated level of the provision. The normalization of the provision is meant to emulate anticipated losses through the credit cycle, rather than at a particular point, either in the peak or the trough. More specifically, our definition of a “normal” level of the provision is not the lowest level of provision but a weighted average through the credit cycle, and therefore it accounts for any unknown credit stresses that may occur in the future. We believe that a market participant would also normalize the provision and project the credit losses through a cycle when estimating the fair value of a business.

[*** Redacted ***]

•            We note the significant increase (21%) in book value multiples from October 31, 2008 to December 31, 2008. As part of your response, please tell us whether any of the market comparable companies included in the analyses at either date changed, and if so, why.

Response:	The book value multiples for MHEIS for October 31, 2008 and December 31, 2008 were based on the same comparable publicly-traded companies. Two groups of comparable companies were selected. Group I consisted of mortgage underwriters, and Group II consisted of large commercial banks with significant mortgage operations similar to the Corporation. Group II was included in the analysis due to the relative size differential of MHEIS as compared to the companies in Group I as well as the limited number of mortgage underwriters available. We weighted the Group I and Group II multiples 75% and 25%, respectively. The weighting of the two groups was consistent as of October 31, 2008 and December 31, 2008. Greater weighting was placed on the companies in Group I due to the fact that their core business was mortgage underwriting that aligned closely with the mortgage business of MHEIS whereas the companies in Group II had other significant businesses in addition to their mortgage operations. The book value multiples for Group I increased 39% while the book value multiples for Group II decreased 19% from October 31, 2008 to December 31, 2008, resulting in a net increase on a weighted average basis of 21% for that period.

•            You state that the selected control premium assumption utilized in the market approach for the MHEIS and Card Services reporting units was 30% and 25% respectively. Please provide us with a schedule that supports this assumption and tell us how you reconciled this assumption with the implied control premium range of 48% to over 100% discussed above.

Response:	As noted in our prior response, the control premium assumptions utilized in the market approach valuation were based on an average premium of 35% for the banking and finance industries as reported by FactSet Mergerstat’s 2008 review then adjusted for the qualitative factors which are discussed below. As such, there is not a schedule that computes the 30% and 25% control premiums. For MHEIS, it was concluded that the downturn in this reporting unit’s market value warranted expanding the control premium range, as a potential buyer would be willing to pay a higher premium in the depressed market; however, we believed that a downward adjustment was also prudent as the valuation was computed based on a normalized net income since MHEIS was reporting a net loss at the valuation date. The two factors noted above resulted in an assumption of 30% in the control premium for MHEIS. For Card Services, the industry average control premium was adjusted downward by 10% to be conservative as the valuation was computed based on forward-looking normalized net income and the belief that a willing buyer would pay less of a premium when the valuation was based upon future earnings. We believe it is also worth noting that the more recent FactSet Mergerstat 2009 review indicates a much higher average premium of 64% for the banking and finance industries which provides additional support of our conservative assumptions utilized in the October 31, 2008 and December 31, 2008 goodwill tests.

A reconciliation of the control premiums utilized in the individual reporting units’ valuations to the implied control premiums resulting from a reconciliation of Bank of America’s market capitalization was not performed as we did not believe such an analysis was meaningful at the time. Control premiums are incorporated into the reporting units’ fair value computations in the Step 1 goodwill analysis as the Guideline Public Company Method employed in our valuations assumes a minority value. The implied control premium resulting from a reconciliation of Bank of America’s market capitalization to the sum of the fair values of our reporting units, as we note in our response to Comment #10 above, is not presently meaningful, and we do not believe is appropriate in light of the current depressed market of the financial services industry. We do not believe making a comparison or reconciliation of these distinctly different control premiums is relevant.

12.	We note your response to prior comment 7 to our letter dated April 14, 2009 where you discuss the proposed disclosure you would include in future filings about goodwill. Please respond to the following:

•            We believe the most relevant disclosure would be the disclosure of goodwill, carrying value and estimated fair value for each reporting unit, and not simply the reporting units where the Company was required to perform Step 2 of the impairment analysis. For example, the staff believes this disclosure is relevant as it provides more forward looking insight into the potential for impairment charges in the future.

Response:	In future filings, we will disclose the amount of goodwill of each reporting unit when we perform the annual impairment test. In addition, we will also disclose the amount of goodwill, carrying amount and estimated fair value for those reporting units where we have performed a Step 2 goodwill analysis during the periods being reported, similar to what was disclosed in our March 31, 2009 Form 10-Q filing for the reporting units MHEIS and Card Services. However, we believe disclosing the carrying amount and the estimated fair value for each reporting unit where there is no indication of impairment is not warranted and provides competitive information about the Corporation’s businesses that could potentially adversely impact competitive bidding in the event of a sale of any of our businesses.

•            Your response indicates that you would propose to “qualitatively” discuss the significant assumptions and when impairment to goodwill may be required based on changes to these assumptions. The staff believes that this disclosure should be very specific to be the most relevant. For example, the staff believes the disclosure should be similar to your discussion on page 22 of your response where you indicate that a 100 basis point increase in the discount rate of a specific reporting unit could cause the fair value to be below the carrying value, or that a 325 basis point decline in perpetual growth rate could do so, and identify the reporting unit.

Response:	We believe that qualitative disclosures regarding the significant assumptions used in the Step 1 goodwill analysis is relevant information. In addition, we believe it may be useful to the reader to provide aggregated quantitative disclosures such as ranges of discounts rates, growth rates, loss rates or control premiums, for example, utilized in the Step 1 analysis without calling out specific assumptions for each individual reporting unit. However, we do not believe providing quantitative disclosures and quantitative sensitivity information by reporting unit is meaningful when an indication of impairment does not exist in the Step 1 analysis. Therefore, we propose to disclose in future filings, aggregated for all reporting units, qualitative and quantitative disclosures surrounding the significant assumptions used in the Step 1 goodwill analysis when we perform the annual impairment test. In addition, we propose to qualitatively disclose in future filings reporting units’ significant assumptions when we have performed a Step 2 goodwill analysis during the periods reported as well as a qualitative discussion as to when goodwill may be impaired. As stated in our response to your letter dated April 14, 2009, it is our strong belief that disclosure of any sensitivity analysis for Step 1 or Step 2 has the potential to mislead users of financial statements as it fails to fully consider the impact that assumption changes have on other aspects of a reporting unit and the fair value of its underlying assets and liabilities, and therefore we believe that such disclosures are not warranted.

•            Since you perform a reconciliation analysis of the total fair value of your reporting units to your market capitalization, please discuss the results of this analysis, the implied control premium that results, and management’s conclusion as to how the implied premiums were reasonable.

Response:	In future filings, when we perform the annual impairment test or when certain events occur that require us to perform an interim impairment test for all reporting units, we will include a discussion of the total fair value of the reporting units and market capitalization, the implied control premium that results, and management’s assessment of the implied control premium.

Note 14 – Shareholders’ Equity and Earnings Per Common Share

Preferred Stock, page 163

13.	We have reviewed your response to prior comment eight from our letter dated April 14, 2009. Please provide us with the following additional information regarding the accounting for your preferred stock issued to the U.S. Treasury:

•            You state that in order to determine the fair value of the Series N and Q preferred shares, you discount the cash flows from the contractual dividends over an 80 year period. Please explain why you believe your fair value methodology using an 80 year period is appropriate, in light of your assumption that the shares have a five year life.

Response:	Please see response to the following bullet point.

•            Similar to the above, for the Series R preferred shares, explain in greater detail why you believe your fair value methodology using an 80 year life is appropriate, given your assumption that the shares have a ten year life.

Response:	Bank of America issued three series of Fixed Rate Cumulative Perpetual Preferred Stock (“Series N, Q and R preferred stock”) with accompanying stock warrants, to the U.S. Treasury in accordance with the Troubled Asset Relief Program (“TARP”). These transactions were negotiated and announced in October 2008 and January 2009, at a time of unprecedented market turmoil. At the time, the terms of these preferred stock issuances were new and unique. Additionally, the securities were issued directly to the U.S. Treasury and the preferred stock was non-transferable. Due to these factors, the estimation of the fair value of the Series N, Q and R preferred stock was challenging since there were no such securities in the market from which we could ascertain price or yield. Therefore, although we used the observable prices of our most similar outstanding preferred stock, Series M, to estimate a market yield, we believed that market participants would consider other factors that should be adjusted for in the model. We considered the uniqueness of the security, its illiquidity and the significant uncertainty the marketplace seemed to have about the redemption dates of preferred stock.

As an example of the volatility and magnitude of the discounts imposed by the marketplace, the chart below indicates the observable pricing of similar preferred securities issued by Bank of America, Wells Fargo, Citi and JP Morgan over the past year. Prior to the dislocations in the market during the second half of 2008, these securities generally traded close to par. In the period leading up to the announcements of the TARP capital infusions, and until recently, the observable prices declined substantially amid unprecedented volatility. Bank of America’s preferred stock has traded at prices ranging from close to par to the mid twenties during the past twelve months.

The fair values of the Series N, Q and R preferred shares were estimated with a discounted cash flow model. The discount rate used to value the preferred stock was based on the observable market price of Bank of America’s Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M. We selected Series M because these securities are liquid, enabling easier price discovery and have a relatively comparable structure to the Series N, Q and R securities (e.g., dividend reset / non-call feature). While these securities are not identical – the Series M dividend rate resets after ten years to a floating rate and has a ten-year non-call feature – this provided the best estimation of a market yield at the time of the U.S Treasury’s investment.

Due to the nature of perpetual preferred stock and the uncertainty of the redemption date, the price but not the discount rate is observable in the market. Market convention is to calculate the yield of a preferred share to the earliest possible contractual call date which for the Series M was approximately ten years. We determined that the market yield of Series M, the instrument most similar to the Series N, Q and R preferred stock, was 11.27% on October 14, 2008 and 15.05% on January 16, 2009. The 11.27% yield was used as the discount rate for the Series N and Q, and the 15.05% was used as the discount rate for the Series R in the discounted cash flow models. The assumed market yield used for the both Series N and Q securities was calculated based on pricing on October 14, 2008, whereas the assumed market yield used for the Series R securities was calculated based on pricing on January 16, 2009.

As noted above, we believed that the price declines and volatility in our Series M securities, and also similar securities from other large financial services institutions, could be attributed to the substantial uncertainty market participants had about when, or if, these preferred shares would be redeemed. We believed that during the time period surrounding the announcement of the TARP investment, the market participants’ valuations would be based on perpetuity, not probable early redemptions at the call dates. Therefore, as an input to our model, we used an eighty year life, as a proxy for perpetuity for purposes of estimating the fair value of the Series N, Q and R securities. We believed this methodology would result in appropriate discounting in the estimate of the fair value, or exit price, of the Series N, Q and R securities by capturing the uncertainty that market participants would have in pricing.

Therefore, the following inputs were used in the discounted cash flow model to estimate the fair value of the Series N, Q and R securities:

• the term was eighty years,

• the yield was based on the Series M, and

• the contractual dividend payments (years one through eighty) and the face value (year eighty only) were used for the cash flows.

Additionally, based on the events that have transpired since the fourth quarter of 2008, including the media’s and public’s negative perception of the TARP and a change in the law allowing earlier repayment, it is likely that these securities will be redeemed sooner than eighty years. This was not apparent at the time the valuation was done, and therefore would not have been taken into consideration by market participants on the date of issuance of such securities.

In spite of the fact that the market was discounting similar securities at the time of the issuances, we intend to redeem all of the TARP preferred shares as soon as possible. The decision to use a five year life (Series N and Q) for purposes of accreting the discount is based on our intentions, and is consistent with industry practice and the industry’s informal discussions with the SEC Staff and audit firms. A technical advisory issued by our audit firm, PricewaterhouseCoopers LLP (i.e., Dataline 2009-04, “TARP Capital Purchase Program Accounting Considerations”), suggested an analogy to Staff Accounting Bulletin Topic 5.Q., “Increasing Rate Preferred Stock.” This technical advisory indicated, “the difference between the initial carrying amount and the liquidation preference amount of the Preferred Shares should be amortized over the first five years using a constant effective yield method.” The Series R securities did not have a contractual increase in the dividend rate at the end of the fifth year; therefore a ten year life was used.

The decision to use a five year (Series N and Q) or ten year life (Series R) for purposes of accretion of the discount was based on our intentions, whereas the method used to estimate a fair value of the securities was based on the assumptions that we believed market participants would have used in pricing the securities at the time. The amount of the discount accretion is considered a non-cash preferred dividend, and therefore directly reduces the net income available to common shareholders and earnings per share. Using a life of five or ten years, respectively to calculate the non-cash accretion of the deferred dividend resulted in a conservative net income available to common shareholders versus using a longer life span. Therefore, a shorter accretion period results in lower net income available to common shareholders and earnings per share, and better reflects the estimated life of such securities based on our intent, and is comparable to other companies in the industry.

•            You state that when accreting the discount on the preferred shares, you will use a straight-line convention as a practical expedient for the effective interest method. Please confirm to us that there are no material differences between the accretion amounts derived under this method and the effective interest method.

Response:	Bank of America believes that the difference between the effective interest method of accreting the discount on the preferred shares and the straight-line convention, which we used as a practical expedient, is not material. The table attached as an Appendix indicates the quarterly difference, which would impact net income available to common shareholders. The largest quarterly impact on net income available to common shareholders is an understatement of $39.1 million which occurred in the three months ended June 30, 2009. Based on the average diluted shares outstanding for the three month period ended June 30, 2009 of 7,270 million shares, this would equate to an understatement of $0.0054 per share of quarterly net income available to common shareholders. Additionally, the cumulative effect of this difference will be self-correcting in the event of an early payoff of the TARP preferred shares. Therefore, we believe that the difference between the effective interest method of accreting the discount on the preferred shares and the straight-line convention, which we used as a practical expedient, is not material.

Form 10-Q for the period ended March 31, 2009

Note 4 – Derivatives, page 15

14.	Please tell us the extent to which your first quarter results were impacted by the early settlement of derivative contracts where the counterparty was AIG. If your results were impacted by such activities, please tell us and revise your future filings (here, and in MD&A as necessary) to discuss the circumstances surrounding the settlements, quantify the notional amount of the contracts involved, the amount of the gain or loss upon early settlement, and identify the line item in which such amounts are presented.

Response:	Our first quarter results were not impacted by the early settlement of derivative contracts where the counterparty was AIG. To the extent future results are materially impacted by the early settlement of derivative contracts with a counterparty, we will disclose appropriate information about the impacts of such settlements, and if relevant discuss the circumstances surrounding the settlements, quantify the notional amount of the contracts involved, the amount of gain or loss upon early settlement and the line item in which such amounts are presented.

Note 10 – Goodwill and Intangible Assets, page 43

15.	We note your disclosure that due to the stress in Home Loans & Insurance and Global Card Services, the continued decline in your stock price during the first quarter and market conditions during the first quarter, you concluded that an additional impairment analysis was needed solely for these two reporting units during the first quarter. Please elaborate on your decision to only test these two reporting units for impairment in light of the approximate $23 billion decline in market capitalization from December 31, 2008 to March 31, 2009, which was on top of an approximate $40 billion decline in market capitalization from October 31, 2008 to December 31, 2008, where you also only tested these two reporting units for impairment. In this regard, based on disclosure on page 174, it appears that the fair values of these two reporting units actually increased by $6.7 billion since December 31, 2008 on a combined basis as opposed to decreased, and so neither of these reporting units would appear to explain the decline in market capitalization for the Company over this period.

Response:	Based upon the continued struggles of the U.S. consumer and the overall decline in home values into the first quarter of 2009, we considered it appropriate to update the December 31, 2008 analysis only for our consumer-focused MHEIS and Card Services reporting units as these two reporting units were stressed as of year-end and continued to be as of March 31, 2009.

As noted in the Staff’s comment, the market capitalization of the Corporation decreased by a total of $63 billion during the period from October 31, 2008 through March 31, 2009. There were many factors which were not necessarily related to the underlying fair values of the individual reporting units that impacted the price of the Corporation’s common stock. Specifically, in January 2009 we issued a total of $30 billion in preferred stock and warrants to the U.S. Treasury in connection with the acquisition of Merrill Lynch. Additionally, certain senior Merrill Lynch executives, including the chief executive officer, resigned and Merrill Lynch reported an after-tax loss of $15 billion for the fourth quarter of 2008. Throughout this period, economic indicators continued to deteriorate, including significant declines in home values and sales volumes, increasing unemployment and higher credit losses industry wide. Finally, investor and taxpayer concern over the possible nationalization of the U.S. banking industry exacerbated the uncertainty in the U.S. markets. As previously noted, former Treasury Secretary Henry Paulson recently stated in testimony to Congress that the financial markets during this period were driven by “fear and uncertainty” which implies that the valuations may not have been rational and representative of underlying fair value. These factors resulted in the financial markets being significantly oversold, particularly related to financial services companies.

We would also note that during the period from March 31, 2009 to June 30, 2009, the Corporation’s market capitalization increased by approximately $71 billion which more than offset the $63 billion decline noted by the Staff during the latter part of 2008 and the first three months of 2009. The $71 billion increase was due to a higher stock price, the impacts of a common stock offering and exchanges of preferred stock into common stock. This illustrates that a company’s market capitalization may vary significantly over a relatively short period of time and is not always a good indication of the underlying fair values of a company’s individual reporting units.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (“the Commission”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/S/ JOHN M. JAMES
John M. James
Corporate Controller

cc: Joe L. Price, Chief Financial Officer

      Edward P. O’Keefe, General Counsel

     Craig R. Rosato, Chief Accounting Officer

     Thomas Pirolo, Partner, PricewaterhouseCoopers LLP

Appendix

Difference between Effective Yield and Straight-line

Series N, Q, R, combined

Dollars in millions

	Effective yield	Straight-line	Difference
4Q08	$43.9	$50.0	$(6.1)
1Q09	129.1	166.4	(37.3)
2Q09	140.9	180.0	(39.1)
3Q09	143.7	180.0	(36.3)
4Q09	146.6	180.0	(33.4)
1Q10	149.5	180.0	(30.5)
2Q10	152.5	180.0	(27.5)
3Q10	155.5	180.0	(24.5)
4Q10	158.6	180.0	(21.4)
1Q11	161.8	180.0	(18.2)
2Q11	165.0	180.0	(15.0)
3Q11	168.3	180.0	(11.7)
4Q11	171.7	180.0	(8.3)
1Q12	175.1	180.0	(4.9)
2Q12	178.6	180.0	(1.4)
3Q12	182.2	180.0	2.2
4Q12	185.8	180.0	5.8
1Q13	189.5	180.0	9.5
2Q13	193.3	180.0	13.3
3Q13	197.2	180.0	17.2
4Q13	137.8	130.0	7.8
1Q14	58.6	59.4	(0.8)
2Q14	54.7	55.0	(0.3)
3Q14	56.0	55.0	1.0
4Q14	57.4	55.0	2.4
1Q15	58.8	55.0	3.8
2Q15	60.2	55.0	5.2
3Q15	61.6	55.0	6.6
4Q15	63.1	55.0	8.1
1Q16	64.7	55.0	9.7
2Q16	66.3	55.0	11.3
3Q16	67.9	55.0	12.9
4Q16	69.5	55.0	14.5
1Q17	71.2	55.0	16.2
2Q17	72.9	55.0	17.9
3Q17	74.7	55.0	19.7
4Q17	76.5	55.0	21.5
1Q18	78.4	55.0	23.4
2Q18	80.3	55.0	25.3
3Q18	82.3	55.0	27.3
4Q18	84.3	55.0	29.3
1Q19	14.1	9.2	4.9

	$4,700.0	$4,700.0	$0.0